UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Qiuli Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	26,640,357(1)
	7.	Sole Dispositive Power	17,540,357(1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		26,640,357(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		51.9%(2)
12.	Type of Reporting Person (See Instructions)		IN

(1)	Qiuli Wang beneficially owns 26,640,357 ordinary shares, par value $0.001 (“Shares”), of ATIF Holdings Limited (the “Issuer”) through her 100% ownership of Tianzhen Investments Limited, a Samoa company, and 9,100,000 Shares through a voting rights proxy agreement, dated September 30, 2018, which was entered into with Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, an individual.

(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of December 11, 2020.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Tianzhen Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		Samoa
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	17,540,357(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	17,540,357(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		17,540,357(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		34.2%(2)
12.	Type of Reporting Person (See Instructions)		CO

(1)	Qiuli Wang beneficially owns 17,540,357 Shares through her 100% ownership of Tianzhen Investments Limited, a Samoa company.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of December 11, 2020.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Yanru Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	9,100,000(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	9,100,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,100,000(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		17.7%(2)
12.	Type of Reporting Person (See Instructions)		IN

(1)	Yanru Zhou beneficially owns 9,100,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. Eno Group Limited and Qiuli Wang entered into a voting rights proxy agreement, dated September 30, 2018, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all Shares owned by Eno Group Limited.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of December 11, 2020.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Eno Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	9,100,000(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	9,100,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,100,000(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		17.7%(2)
12.	Type of Reporting Person (See Instructions)		CO

(1)	Yanru Zhou beneficially owns 9,100,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. Eno Group Limited and Qiuli Wang entered into a voting rights proxy agreement, dated September 30, 2018, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the Shares owned by Eno Group Limited.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of December 11, 2020.

SCHEDULE 13G/A

Item 1(a). Name of Issuer

ATIF Holdings Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Office

Room 2803, Dachong Business Centre, Dachong 1st Road

Nanshan District, Shenzhen, China

Item 2(a). Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Qiuli Wang

(ii)	Tianzhen Investments Limited (“TIL”)

(iii)	Yanru Zhou

(iv)	Eno Group Limited (“EGL”)

Item 2(b). Address of Principal Business Office

For Qiuli Wang:

Room 806, Unit 1, Building 8, Phase 2, Xiang Shan Li Garden, No. 8 Qiaobei 3 Street

Nanshan District, Shenzhen, China

For TIL, Yanru Zhou and EGL:

Room 2803, Dachong Business Centre, Dachong 1st Road

Nanshan District, Shenzhen, China

Item 2(c). Citizenship

(i)	Qiuli Wang is a citizen of the People’s Republic of China.

(ii)	TIL is a corporation organized under the laws of the Samoa.

(iii)	Mr. Yanru Zhou is a citizen of the People’s Republic of China.

(iv)	EGL is a corporation organized under the laws of Hong Kong.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.001 per share

Item 2(e). CUSIP Number

G0602B100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Ms. Qiuli Wang beneficially owns 17,540,357 Shares through her 100% ownership of TIL, and 9,100,000 Shares through a voting rights proxy agreement, dated September 30, 2018, which was entered into with EGL. Accordingly, Ms. Wang is deemed to beneficially own an aggregate of 26,640,357 Shares, which represents 51.9% of the total Shares issued and outstanding.

TIL owns an aggregate of 17,540,357 Shares, which represents 34.2% of the total Shares issued and outstanding. Ms. Qiuli Wang directly owns 100% of the equity interest of TIL and has the voting and dispositive power of the securities held by TIL. Accordingly, Ms. Qiuli Wang may be deemed to have or share beneficial ownership of such Shares.

EGL owns an aggregate of 9,100,000 Shares, which represents 24.6% of the total Shares issued and outstanding. Ms. Yanru Zhou directly owns 100% of the equity interest of EGL and has the voting and dispositive power of the securities held by EGL. EGL and Ms. Qiuli Wang entered into a voting rights proxy agreement, dated September 30, 2018, pursuant to which EGL granted Ms. Qiuli Wang the right to vote all the Shares owned by EGL. Accordingly, both Ms. Yanru Zhou and Ms. Qiuli Wang may be deemed to have or share beneficial ownership of such Shares.

Since the date of the Reporting Persons’ last filing on Schedule 13G, TIL sold 766,122 shares to various unrelated third parties in private transactions.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer as of January 8, 2021, based upon 51,362,500 Shares outstanding as of December 11, 2020, as reported in the Issuer’s Annual Report on Form 20-K filed with the Securities and Exchange Commission on December 31, 2020.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10	. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

Qiuli Wang

/s/ Qiuli Wang
Qiuli Wang, an individual

Tianzhen Investments Limited,
a Samoa company

/s/ Qiuli Wang
Qiuli Wang, Sole Director

Yanru Zhou

/s/ Yanru Zhou
Yanru Zhou, an individual

Eno Group Limited,
A Hong Kong company

/s/ Yanru Zhou
Yanru Zhou, Sole Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit A – Joint Filing Agreement dated January 11, 2021*

Exhibit B – Voting Rights Proxy Agreement**

*	Filed herewith.
**	Incorporated by reference as Exhibit 4.2 to the Issuer’s Current Report on Form 20-K filed with the SEC on December 2, 2019.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: January 11, 2021

Qiuli Wang

/s/ Qiuli Wang
Qiuli Wang, an individual

Tianzhen Investments Limited,
a Samoa company

/s/ Qiuli Wang
Qiuli Wang, Sole Director

Yanru Zhou

/s/ Yanru Zhou
Yanru Zhou, an individual

Eno Group Limited,
A Hong Kong company

/s/ Yanru Zhou
Yanru Zhou, Sole Director